

Mail Stop 3030

December 15, 2008

Via U S Mail and FAX [(978) 777-8411]

Michael R. Minogue
Chairman, President and Chief Executive Officer
Abiomed, Inc.
22 Cherry Hill Drive
Danvers, Massachusetts 01923

> **Re: Abiomed, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2008**
> **File No. 1-9585**

Dear Mr. Minogue:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief